July 29, 2005
Daniel L. Gordon, Branch Chief
United States Securities & Exchange Commission
Division of Corporate Finance
Washington, DC 20549

RE:	Southeast Acquisitions, II, L. P.
Form 10-K for the fiscal year ended December 31, 2004
Filed March 31, 2005
Form 10-Q for the quarterly period ended March 31, 2005
File No. 0-17680
Dear Mr. Gordon:
In response to your letter dated July 21, 2005, we have amended Form 10-K for the fiscal year ended December 31, 2004 and Form 10-Q for the quarterly period ended March 31, 2005 for Southeast Acquisitions. II, L. P.
Regarding comment 1:
Regarding the sale of 1.88 acres during 2004, all of the site preparation work for the land was completed in 2004 and there was no continued involvement with the buyer. The Partnership has no further commitments or plans to extend any utilities or roadways into the remaining property. We have determined that none of the provisions of paragraphs 25 and following of SFAS 66 apply to the above mentioned sale.
Regarding comment 2:
We have also made corrections to the certifications filed as Exhibit 3.1 and revised the disclosure relating to Controls and Procedures to reflect the correct wording of the certifications.
We acknowledge that Southern Management Group, LLC is responsible for the adequacy and accuracy of the disclosure in the filings; staff comments or changes to disclosure in response to staff comments do not foreclose the commission from taking any action with respect to the filings; and Southern Management Group, LLC may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
Please contact me at (615) 250-8681 if you have any further questions on this matter.
Sincerely,

Laura E. Ristivedt
Principal Financial Officer
Southern Management Group, LLC
  Cc: William Demarest